Exhibit 99.1

Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP’S MARLIN MINE RECEIVES INTERNATIONAL CYANIDE CODE CERTIFICATION

Vancouver, British Columbia – August 13, 2009 – GOLDCORP INC. (GG: NYSE; G: TSX) announced today that the Marlin mine in Guatemala has become the first mining operation in Central America to be fully certified under the International Cyanide Management Code for the Manufacture, Transport and Use of Cyanide in the Production of Gold (“the Cyanide Code”).    Marlin is Goldcorp’s third gold mine to receive full certification. The Marigold mine in Nevada was the first gold mine in the world to be fully certified under the Cyanide Code, followed by El Sauzal mine, which was the first gold mine in Mexico to be fully certified.

The Cyanide Code is a voluntary industry program for companies involved in the production of gold using cyanide.  It was developed under the auspices of the United Nations Environment Program with the goal of safeguarding human health and the environment by promoting responsible management of cyanide used in gold mining.

“Marlin’s certification highlights Goldcorp’s ongoing commitment to maintaining the highest possible standards of environmental stewardship,” said Chuck Jeannes, Goldcorp President & Chief Executive Officer. “This achievement enhances Marlin’s status as a responsible, modern gold mining operation with sustainable development programs that produce lasting benefits in the communities in which it operates.”

Goldcorp is North America’s lowest-cost and fastest growing senior gold producer.  Its gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp.  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2008, available on www.sedar.com, and Form 40-F for the year ended December 31, 2008 on file with the United States Securities and Exchange Commission in Washington, D.C.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit
VP, Investor Relations
Goldcorp Inc.
3400-666 Burrard Street
Vancouver, British Columbia, V6C 2X8
Telephone: (604) 696-3074
Fax: (604) 696-3001
e-mail: info@goldcorp.com
website: www.goldcorp.com